LATAM group increased capacity by 7.0% in August and transported 7.9 million passengers

Operating statistics for August 2026
Santiago, September 8, 2026 - During August, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 7.0% compared to the same month of 2025. This growth was explained by a 7.3% increase in international operations, together with a 6.7% increase in domestic operations of LATAM Airlines Brazil and a 6.6% increase in domestic operations of the affiliates in Chile, Colombia, Ecuador and Peru.
Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 4.7% compared to August 2025, reflecting growth across all segments. International traffic increased by 5.8%, followed by traffic in LATAM Airlines Brazil’s domestic market, which recorded a 3.6% year-over-year increase, and in the domestic markets of the affiliates in Chile, Colombia, Ecuador and Peru, which grew by 3.1%.
As a result, the consolidated load factor reached 83.5% in August. During the month, LATAM group transported 7.9 million passengers, representing a 2.6% increase compared to the same month of 2025.
Regarding cargo operations, capacity measured in available ton-kilometers (ATK) increased by 2.5% compared to August of the previous year. As a result, 87 thousand tons of cargo were transported during the month, 4.6% more than in the same period of 2025.
The following table summarizes the main operating statistics for the month and year-to-date as of August for the main LATAM group business segments:

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LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
ir.latam.com

LATAM GROUP OPERATIONS	August			Year to Date
	2026	2025	% Change	2026	2025	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	13,353	12,753	4.7%	102,525	94,439	8.6%
DOMESTIC SSC (1)	1,959	1,900	3.1%	15,574	15,206	2.4%
DOMESTIC BRAZIL (2)	4,095	3,954	3.6%	30,647	28,570	7.3%
INTERNATIONAL (3)	7,299	6,899	5.8%	56,304	50,662	11.1%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	15,989	14,942	7.0%	122,497	112,287	9.1%
DOMESTIC SSC (1)	2,365	2,219	6.6%	18,853	18,377	2.6%
DOMESTIC BRAZIL (2)	4,905	4,596	6.7%	37,243	34,402	8.3%
INTERNATIONAL (3)	8,719	8,126	7.3%	66,401	59,507	11.6%

PASSENGER LOAD FACTOR
SYSTEM	83.5%	85.4%	-1.8p.p	83.7%	84.1%	-0.4p.p
DOMESTIC SSC (1)	82.8%	85.6%	-2.8p.p	82.6%	82.7%	-0.1p.p
DOMESTIC BRAZIL (2)	83.5%	86.0%	-2.5p.p	82.3%	83.0%	-0.8p.p
INTERNATIONAL (3)	83.7%	84.9%	-1.2p.p	84.8%	85.1%	-0.3p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,893	7,694	2.6%	59,933	57,159	4.9%
DOMESTIC SSC (1)	2,700	2,623	2.9%	20,686	20,365	1.6%
DOMESTIC BRAZIL (2)	3,559	3,482	2.2%	26,652	25,108	6.1%
INTERNATIONAL (3)	1,634	1,589	2.9%	12,596	11,687	7.8%

LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	395	374	5.8%	3,019	2,913	3.6%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	734	716	2.5%	5,783	5,487	5.4%

CARGO LOAD FACTOR
SYSTEM	53.9%	52.2%	1.7p.p	52.2%	53.1%	-0.9p.p

CARGO TONS TRANSPORTED (thousand)
SYSTEM	87	83	4.6%	683	664	2.9%

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
ir.latam.com

(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.
ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus A330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

More financial information at ir.latam.com / www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
ir.latam.com